Exhibit 99.1

QIWI to Announce Fourth Quarter and Full Year 2020 Financial Results on March 30, 2021

NICOSIA, CYPRUS – March 16, 2021 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced that it will host a conference call and webcast on Tuesday, March 30, 2021 at 8:30 a.m. ET to review fourth quarter and full year 2020 financial results. A press release with fourth quarter and full year 2020 financial results will be issued before the market opens on Tuesday, March 30, 2021.

The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13717315. The replay will be available until Tuesday, April 13, 2021. The call will be webcast live from the Company’s website at https://www.qiwi.com under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 19.7 million virtual wallets, over 117,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 145 billion cash and electronic payments monthly connecting over 32 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Investor Relations

+357.25028091

ir@qiwi.com